Exhibit 99.1

Crescent Point Announces Q1 2024 Conference Call

CALGARY, AB, May 3, 2024 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) and (NYSE: CPG) plans to report its first quarter 2024 financial and operating results via press release prior to the opening of markets on Friday, May 10, 2024. Crescent Point's management will hold a conference call at 8:00 a.m. MT (10:00 a.m. ET) the same day to discuss the Company's results and outlook.

Participants can listen to this event online via webcast. To join the call without operator assistance, participants may register online by entering their phone number to receive an instant automated call back. Alternatively, the conference call can be accessed with operator assistance by dialing 1-888-390-0605.

The webcast will be archived for replay on the Company's shortly following the completion of the call.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:https://www.prnewswire.com/news-releases/crescent-point-announces-q1-2024-conference-call-302135207.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2024/03/c1860.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 12:00e 03-MAY-24